Mail Stop 03-06
      June 9, 2005

Stephen D. Lupton
Senior Vice President of Corporate Development and General Counsel
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

      Re:	AGCO Corporation
		Registration Statement on Form S-4
      Filed May 26, 2005
		File No. 333-125255
		Schedule TO
		Filed May 26, 2005
		File No. 005-43776

Dear Mr. Lupton:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. We note the press release issued May 26, 2005 (filed pursuant to
Rule 425 under cover of Form 8-K), in which you only state that a copy of the Schedule TO may be obtained from our web site. Please tell us whether you also mailed the prospectus and letter of transmittal to security holders. See Rule 13e-4(e)(2).
2. Please provide us your analysis regarding why the financial statements information described in Item 1010 of Regulation M-A is not required.

Item 6. Purposes of the Transaction and Plans or Proposals
3. You have indicated that Item 6(c) of Schedule TO is not applicable. Please revise to respond to the Item.

Exhibits
4. Please include your May 26, 2005 press release as an exhibit to the Schedule TO.

Form S-4

General
5. Please provide a background section in your prospectus that summarizes the issuance of the Old Notes, the filing of the resale registration statement (Registration Statement No. 333-113560) declared effective on June 7, 2004, the commencement of your exchange offer, and your intentions with respect to the resale registration statement.

Registration Statement Cover Page
6. Please indicate the amount of common stock issuable upon conversion of the New Securities in the "Calculation of Registration
Fee" table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the
New Securities. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number 2, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the New Securities. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection).

Prospectus Cover Page
7. We note that the offer commenced on May 26, 2005 and is scheduled to expire at 5 p.m. on June 23, 2005. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance. Note that
May
30, 2005 was a federal holiday.

Where You Can Find More Information, page ii
8. While we recognize that any documents you files pursuant to
Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

The Exchange Offer, page 2
9. Describe the effect on your liquidity and capital resources from the cash settlement provisions of the New Securities, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the New Securities.

The Exchange Offer - Amendment of the Exchange Offer, page 3
10. On page 3 you reserve the right to "interpret or modify the terms of the exchange offer." Revise to clarify your ability to "interpret" the terms of the offer. Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

Material Differences Between the Old Notes and the New Securities, page 5
11. Revise your disclosures to describe, in plain English, the following:
* Describe the contingent conversion provisions of the Old Notes so that it is clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.
* Clarify that the exchange will result in your reporting higher
EPS
(retroactively and prospectively) than if the exchange did not occur.
Give an example of what the effect on 2004 reported EPS would be if the exchange did not occur both in this section and in the section "The Exchange Offer - Purpose of the Exchange Offer" on page 25.
12. Confirm supplementally, if true, that you applied the guidance in
EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.
Special Note about Forward-Looking Statements, page 21
13. You state that you "disclaim any obligation to update the information contained in" any forward-looking statement. This disclosure is inconsistent with your obligation under Rule 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.

Conditions of the Exchange Offer, page 26
14. We note that the tender offer is conditioned on the valid tender of a majority of the old notes. Please confirm that if you waive this or any other material condition to the offer, you will revise the offer to reflect the material change and to allow five business days to remain in the offer from the date of dissemination of the notice of the material change.
15. The conditions in this section appear to be subject to your determination of the offer`s advisability based on your sole discretion. Please revise here and throughout the prospectus to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.
16. On a related matter, refer to the disclosure in the introductory paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the issuer decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Accounting Treatment, page 30
17. Describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

United States Federal Tax Consequences, page 51
18. We note that the tax discussion is intended to apply to U.S. holders who purchased their Old Notes at their original issuance. Please revise to also discuss the tax consequences of the exchange to
U.S. holders who acquired their Old Securities subsequent to their original issuance.
19. It appears that the New Securities contain provisions that allow for payment of amounts other than scheduled interest payments and principal at maturity. For example, we note that the New Securities are convertible and redeemable prior to maturity under certain market conditions. Please address whether or not the New Securities should be treated as "contingent payment debt instruments" under the applicable Treasury Regulations and discuss the related tax consequences, or tell us why that discussion would not be appropriate.
20. We note your position that the exchange offer will not constitute a taxable exchange based on your belief that the legal rights and obligations of the New and the Old Securities do not differ to a degree that is economically significant. Please revise to state the basis for your position. If your position and the tax discussion in this section are based on Troutman Sanders` tax opinion please revise the disclosure here, and in the Summary, to clearly state this.
21. Your disclosure is currently limited to a discussion of the tax consequences of the exchange and a discussion of the tax consequences of the conversion of the notes and the receipt of subsequent distributions made with respect to the underlying shares. Please revise to address the other material tax consequences associated with holding the New Securities, including the tax consequences associated with the receipt of interest payments and the tax consequences associated with any future sale or redemption of the New Securities.
22. Delete the reference to this discussion being for "general information only" on page 56. Security holders are entitled to rely upon the discussion.

Exhibit 8.1 - Opinion of Troutman Sanders LLP
23. Please submit a revised tax opinion that clearly states that the discussion in the tax consequences section of the prospectus constitutes counsel`s opinion; counsel may not opine only as to the accuracy of the disclosure in the prospectus. In addition, since counsel has provided a short-form tax opinion, you must identify in the body of the prospectus (and summarize in the summary) the specific tax consequences upon which counsel has opined. You should also identify in the prospectus any matters upon which tax counsel has given a qualified opinion and any matters upon which counsel is unable to opine, and briefly discuss the reasons for each qualified opinion and the reasons why counsel is unable to opine on certain matters. Please revise accordingly.
24. Your tax opinion assumes "the accuracy of the statements, facts and information" contained in the registration statement. It appears that this includes the accuracy of the statements in the tax consequences discussion. Counsel may not assume the accuracy of the legal conclusions that constitute its opinion. Please revise the tax opinion accordingly.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Eduardo Aleman at (202) 551-3646 or me at
(202)
551-3607 with any questions.

      					Sincerely,



      					David Ritenour
      					Special Counsel

cc (via facsimile):  W. Brinkley Dickerson, Esq.
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Stephen D. Lupton
AGCO Corporation
June 9, 2005
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